SUZANO S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF) No. 16.404.287/0001-55
Company Registry (NIRE) 29.3.0001633-1

MATERIAL FACT

São Paulo, June 25th, 2024 – Suzano S.A. (“Company” or “Suzano”) (B3:SUZB3 / NYSE:SUZ), in compliance with the provisions set forth in paragraph 4, article 157 of Law 6,404, of December 15th, 1976, as amended (“Brazilian Corporation Law”), with CVM Resolution 44, of August 23rd, 2021, as amended, and in reference to the Material Fact published on August 2nd, 2023, hereby informs its shareholders and the market in general that the operational start-up of the new pulp mill in Ribas do Rio Pardo, located in the state of Mato Grosso do Sul (“Cerrado Project”), will take place in July 2024.
The Cerrado Project is in its final commissioning phase and the Company’s planning aims to ensure the appropriate execution of the start-up of the new plant and the expected performance of its learning curve.
The other information and estimates disclosed about the Cerrado Project remain valid and unchanged.
Through the information disclosed in this Material Fact, the Company reiterates its commitment to transparency with shareholders, investors and the market in general.
São Paulo, June 25th, 2024.

Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer